Exhibit 23.9
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 15, 2005, relating to the consolidated financial statements and financial statement schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 of Nuance Communications, Inc. (which entity is now referred to as “Former Nuance Communications, Inc.” as a result of its acquisition in September 2005 by ScanSoft, Inc. and ScanSoft, Inc.’s subsequent name change to Nuance Communications, Inc.) incorporated by reference from the Current Report on Form 8-K of ScanSoft, Inc. (now known as Nuance Communications, Inc. as a result of such name change) dated September 15, 2005. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
San Jose, California
November 27, 2007